Exhibit 3.11

Exhibit Tonasah Filly

Series Designation of

Tonasah Filly, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and amended as of October 1, 2022, and upon the execution of this Exhibit Tonasah Filly by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Tonasah Filly, a series of Commonwealth Thoroughbreds LLC (“Tonasah Filly”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit Tonasah Filly”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Tonasah Filly, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	October 25, 2022

Managing Member	Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Tonasah Filly and shall continue to act as the Managing Member of Tonasah Filly until dissolution of Tonasah Filly pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset	The Series Asset[s] of Tonasah Filly shall comprise up to a 25% interest in a yearling filly by Uncle Mo out of Tonasah by Malibu Moon, which will be acquired by Tonasah Filly upon the initial closing of the Series Offering, together with any assets and liabilities associated with such asset and such other assets and liabilities acquired by Tonasah Filly from time to time, as determined by the Managing Member in its sole discretion.

Sourcing Fee	A fee of up to 15% of the purchase price of the Series Asset will be paid to the Managing Member from the offering proceeds at closing as compensation for identifying, investigating, evaluating, and managing the acquisition of a Thoroughbred asset.

Management Fee	As compensation for the services provided by the Managing Member for managing the Series’ Thoroughbred Asset and conducting Unitholder relations, the Managing Member will be entitled to receive the following fees:
●	A training management fee equal to 10% of the amount of training expenses, payable from the offering proceeds at the time training expenses are incurred. The maximum amount of the management training fee is 10% of the amount reserved for payment of training expenses and working capital contingencies.
●	During a Series Thoroughbred’s racing career the Managing Member will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Managing Member when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.
●	After the Series Thoroughbred retires from racing, the Managing Member will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

“Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities

Purpose	As stated in Section 2.4

Units to be Issued	Subject to Section 6.3(a), the maximum number of Tonasah Filly Units the Company can issue is 3,894.

Ownership of Units by the Managing Member and its Affiliates	The Managing Member and its affiliates are not required to own a minimum number or percentage of the outstanding Units of Tonasah Filly. Nor are the Managing Member and its affiliates subject to maximum number or percentage of the outstanding Units of Tonasah Filly that they may own.
Broker	Dalmore Group, LLC

Brokerage Fee	1% of the offering proceeds.

Preference Designation	No Preference Designation shall be required in connection with the issuance of Tonasah Filly Units.

Voting	Subject to Section 3.5, the Tonasah Filly Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Tonasah Filly Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Tonasah Filly Units then Outstanding shall be required for:
●	any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Tonasah Filly Units;
●	mergers, consolidations or conversions of Tonasah Filly or the Company; and
●	all such other matters as the Managing Member determines, in its sole discretion, shall require the approval of the holders of the Outstanding Tonasah Filly Units voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Tonasah Filly Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Tonasah Filly Units other than in accordance with Section 3.7.

Organizational Fee	3% of the proceeds received from the offering of the Tonasah Filly Units payable to reimburse the Managing Member for legal, accounting and compliance expenses incurred by the Managing Member to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Tonasah Filly Units and all subsequent offerings.

Other rights	Holders of Tonasah Filly Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Tonasah Filly Units.

Officers	There shall initially be no specific officers associated with Tonasah Filly, although, the Managing Member may appoint Officers of Tonasah Filly from time to time, in its sole discretion.

Aggregate Ownership Limit	No Holder other than the Managing Member and its affiliates may acquire Units in the Series that would represent a 3% or more interest in the Thoroughbred Asset and would require the investor to be individually licensed as a racehorse owner.

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit Mage	As stated in Article XIII

Executed as of December 22, 2022.

COMMONWEALTH THOROUGHBREDS LLC

By: Commonwealth Markets, Inc., as managing member

By: /s/ Brian Doxtator
Title:	Chief Executive and Chief Financial Officer